                                                                      Exhibit 23



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


The Board of Directors
Cellcor, Inc.:


We consent to the incorporation by reference in the registration statements (Nos. 33-30595, 33-52574, 33-57004 and 33-63321) on Form S-8 and (Nos. 33-35140
and 33-77396) on Form S-3 of Cytogen Corporation of our report dated January 20, 1995, with respect to the balance sheets of Cellcor, Inc., as of December 31, 1994 and 1993, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1994, which report appears in the Form 8-K of Cytogen Corporation dated October 20, 1995.

Our report dated January 20, 1995 contains an explanatory paragraph that states the Company and certain of its officers are defendants in a class action lawsuit seeking damages in unspecified amounts, alleging that the prospectus used to sell the Company's stock in the initial public offering contained false and misleading statements and omitted material facts. It is impossible to predict the outcome of the lawsuit at this time. Accordingly, no provision for any liability that may result upon adjudication has been recognized in the accompanying financial statements.

Our report dated January 20, 1995 contains an explanatory paragraph that states that the Company's recurring losses from operations, decreasing cash reserves and need for additional capital to fund continuing operations raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                         KPMG PEAT MARWICK LLP



Boston, Massachusetts
November 1, 1995